                                                        Filed by CTS Corporation
                                                   Commission File No. 001-04639
                                                                      333-117826
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      Subject Company: SMTEK International, Inc.
                                                   Commission File No. 001-08101

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 1







                                 CTS CORPORATION

                                NOVEMBER 14, 2004
                                 12:30 P.M. CST



Moderator                  Welcome to the CTS Corporation conference call. At
                           this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. As a reminder, this conference is being recorded today, Wednesday, November 17, 2004. I would now like to turn the conference over to our host, Mr.
                           Donald Schwanz, President and CEO of CTS Corporation.
                           Please go ahead, sir.

D. Schwanz                 With me today are Vinod Khilnani, CTS Senior
                           Vice-President and Chief Financial Officer; Don
                           Schroeder, CTS Executive Vice-President; and Kirk
                           Waldron, President of SMTEK International. Thank you all for joining us today.

                           Before beginning the business discussion, I would like to remind our listeners that the conference call contains forward-looking statements.

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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 2



                           These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information regarding these risks and uncertainties were set forth in today's press release and more information can be found in the company's SEC filings. To the extent that today's discussion refers to any non-GAAP measures relative to Regulation G, the required explanations and reconciliation are available on our Web site in the Investor Relations section.

                           This morning we announced a definitive agreement to acquire SMTEK International, a NASDAQ listed electronic manufacturing services company headquartered in Moorpark, California just outside of Los Angeles and having operations in Marlborough, Massachusetts; Santa Clara, California; and Bangkok, Thailand, in addition to Moorpark. The agreement, which is subject to the approval of SMTEK shareholders, provides that CTS will acquire all outstanding shares of SMTEK with a combination of cash and CTS stock, as well as assume the outstanding debt of SMTEK.

                           Total consideration to be paid for each share of SMTEK is initially set at $14.30 per share with 75% of this to be paid in cash and the remainder in

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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 3




                           CTS stock. However, the stock portion is subject to adjustment up or down based upon the trading value of CTS stock over the next 20 days. This adjustment is collared such that the total consideration, including cash and stock, can range between a low of $14.20 per share and a maximum of $15 per share.

                           SMTEK revenues in their last reported 12 months, which ended September 30, 2004, were $102.4 million and operating earnings were $4 million. As I noted, SMTEK is a provider of electronics manufacturing services. Their business model focuses on providing turnkey supply chain solutions to customers with high mix needs for complex electronic products. Primary markets served include medical, industrial and security, aerospace and defense, and communications. Customers include companies such as Medtronics, Achem, L-3 Communications, Raytheon, Phillips, Haas, Fuji Curra and Pentair.

                           SMTEK capabilities include design engineering and test services, building material management, printed circuit board assembly, and box build. SMTEK is an extremely well run operation with an excellent customer base and strong management team and it is an excellent strategic fit with our EMS business.


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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 4




                           In assessing SMTEK as an EMS acquisition target, we focused on three strategies. First, strengthening our position as a provider of high mix turnkey EMS services; second, accelerating our expansion into industrial, medical and other growth markets that we felt were underserved; and third, positioning ourselves to more effectively serve the West Coast market and customers. SMTEK provides an excellent fit to all three of these strategies.

                           As regards the first strategy, to strengthen CTS as a provider of high mix EMS services, SMTEK's business model is to serve customers with high mix needs and complex products and they do this extremely well. They have key process certifications and know how in medical and aerospace and a broad base of skills and capabilities in complex printed circuit board operations including design and test development capability, and they have process expertise in applying these skills and capabilities to the benefits of customer with complex products and high mix needs.

                           About 80% of their revenues are derived from PCBA operations and 20% from box build. CTS is nearly the reverse with about 80% of our revenues from box build and 20% from printed circuit board operations. CTS also

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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 5




                           has extensive experience in direct ship service models. In combining, we are bringing together significant complimentary capabilities that can be leveraged across the combined business to better serve our customers and enable us to more readily attract new customers.

                           Clearly, the acquisition of SMTEK facilitates the second strategy, accelerating our expansion into new markets. CTS's EMS business, as you may know, has largely been focused on customers in enterprise computing and communications, including networking. In the last year or so, we have been aggressively working to expand our EMS operations into new markets. We have had considerable success, winning over 15 new customers, including customers in the medical, industrial, security and automotive markets.

                           In contrast, about 15% of SMTEK's sales are from the communications market and only a couple of percent from computing. Most of their sales come from the medical, industrial and security, and aerospace markets, so the acquisition of SMTEK strongly positions us in several key markets where our complimentary capabilities are ideally suited to the customer.



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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 6




                           A third important strategy was to look for a strong presence on the West Coast where CTS has no EMS operating presence today. SMTEK, in contrast, has two operations there, one in Moorpark, outside of L.A., and the other in Santa Clara, up in Northern California. As a result of the combination, CTS will have strong operational capability on both coasts of the U.S. as well as in Europe and Asia. We believe this strategic combination positions CTS as a very strong global competitor for high mix EMS customers and expect that we should outgrow the market.

                           We also see the potential for operational efficiencies in the combination. These would come from leveraging shared services, cross utilization of resources such as engineering, capacity balancing, and the wider use of global purchasing leverage. We expect the deal to close in the first quarter next year and to be accretive in the first year of operation. Between now and the closing, we will be contacting the customers of both companies to more fully explain our plans and expectations. Clearly, we believe this deal is very positive for both CTS and SMTEK customers.

                           Additionally, we have established a joint integration team that will plan the integration of the two companies over the next several months thus allowing a very quick start to the integration process once the deal closes.

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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 7




                           I've asked Vinod Khilnani, our CFO, to provide some additional color on the transaction from a financial perspective.

V. Khilnani                Thanks, Don. As stated earlier, CTS announced this
                           morning a definitive agreement to acquire all outstanding shares of SMTEK at a price between $14.20 and $15 per share plus assumption of all of its outstanding debt obligations. SMTEK has total outstanding shares of approximately 3.12 million, which include the equivalent shares of all outstanding options using the treasury method of calculation. The transaction will, therefore, have a total equity valuation in the range of $44.3 million and $46.8 million. Assuming the current level of debt obligation of around $15 million, this will give us an estimated total enterprise value in the range of $59 million and $62 million.

                           The cash component of this transaction is expected to be approximately $49 million with stock components of approximately $10 million to $12 million in value. Please note that if we assume a CTS stock price of $13.50 this is expected to translate into 800,000 to 900,000 shares of CTS common stock, or less than 2.5% of our total outstanding diluted common shares.



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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 8



                           Funding for the total cash component of approximately $50 million, which includes paying off all of the SMTEK debt obligations, is expected to come primarily from our current cash balances. Our debt to capital ratio, therefore, is expected to remain at the lower end of our target range of 20% to 30%. Please also note that 80% to 90% of our existing revolving credit facility is expected to remain unutilized and available to fund other future needs.

                           We expect this transaction to be $0.02 to $0.03 per share accretive in the first year. With that brief comment and description, I will hand it back to you, Don.

D. Schwanz                 Thank you, Vinod. We are very excited about this
                           acquisition and delighted to have SMTEK and all of those employees who have worked to make SMTEK successful join CTS. Now I will open the call to questions.

Moderator                  Our first question comes from the line of Ray
                           Carpenter. Please state your company name followed by your questions.

R. Carpenter               First question is could you provide a little more
                           detail into the integration plans as far as IT systems and what have you? I think SMTEK's on a

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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                          PAGE 9



                           common IT system right now, but could you provide more detail into that and what your plans are there?

D. Schwanz                 Ray, there is a lot of this that still has to be
                           worked out. As I said, we'll be putting together an integration team over the next week. That team will address all of those aspects that are typical to putting two companies together, everything from combining phone systems and how you mesh together the accounting and get the information back and forth to looking at processes and how we service customers and how the various sites work back and forth with each other. We don't have a lot of those details ironed out at this point in time.

R. Carpenter               The core business of SMTEK, are their operating
                           margins primarily superior to yours currently?

V. Khilnani                They are equal to or better than our EMS business.

R. Carpenter               There is going to be an opportunity once the combined
                           entities are together that you may see a normalized improvement in operating margins for the business.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 10




D. Schwanz                 We may.

R. Carpenter               The last question, did you see any synergies or any
                           opportunity to improve working capital management maybe to free up some incremental cash in the near term?

V. Khilnani                I think at this point we are comfortable to say that
                           their working capital ratios are very similar to our EMS business, so we don't see any major change from that point of view.

R. Carpenter               No overlap of customers?

D. Schwanz                 Essentially, no; one minor overlap.

R. Carpenter               Thank you, guys.

Moderator                  Our next question comes from the line of Scott
                           Merlis. Please go ahead with your question.

S. Merlis                  Congratulations. A question about marketing synergy
                           and maybe manufacturing synergy, the acquisition gets you much deeper into medical

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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 11





                           and industrial. Can that translate to winning more medical and industrial customers into your existing facilities elsewhere?

D. Schwanz                 Absolutely.

S.Merlis The fact that you have West Coast facilities now, are there any existing customers that might need those facilities on the West Coast? I'm looking for marketing synergies and manufacturing synergies.

D. Schwanz                 Let me take them a piece at a time. We already have
                           customers that are from the industrial markets, medical markets, security markets, but in terms of the percent of our business, it's smaller. We do work in those markets. We have experience dealing with those kinds of customers, and as I mentioned, those markets are the primary markets for SMTEK.

                           What we do is reinforce the strength and capabilities that we have with the customers in those markets. I think there is going to be a lot of synergy from that standpoint. We have different kinds of design strengths. As I mentioned, we've got direct ship capability. We can bring those complimentary strengths to the customer sets and I think it will make us much more competitive and allow us to go out and capture a lot of new business.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 12



                           Except from a medical certification standpoint, we can put the business just about anywhere to satisfy the customers and we certainly can get the medical certifications that we would need if a customer wanted to use another one of our facilities.

                           To your second part of your question, part of our business model is a concept of working locally with the customer to do their new product integration, but then having the capability of doing fulfillment for them in the U.S., in Europe, in Asia, basically around the globe. As you know, Scott, we do that for a number of customers today. You get companies that are multi-national and serve markets around the world, and that is a real attractive proposition to them. To the extent that we've got customers today that want to take advantage of having completion or their products done on the West Coast or in any one of SMTEK's facilities, we're readily able to handle that kind of transition if it serves our customers better.

S. Merlis                  Because there is room in the plants.

D. Schwanz                 Yes.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 13




S. Merlis                  Did you mention Bangkok, or was I hearing things?

D. Schwanz                 No, I did mention Bangkok.

S. Merlis                  What is the significance of that? What is the
                           opportunity there, if any?

D. Schwanz                 They have a facility and an operation in Bangkok
                           right now. I'm not sure I understand your question.

S. Merlis                  How can that be leveraged? In other words, when you
                           moved to Singapore it opened up a lot of new business for you in that region of the world. Does Bangkok open up new business for you for Thailand or other parts of Asia? How big is it or how big can that be?

D. Schwanz                 I think it will open up other opportunities. It's got
                           a medical certification.

S. Merlis                  Thank you very much.  I appreciate your answers

Moderator                  Our next question comes from the line of Lee Zeltser.
                           Please go ahead with your question.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 14



L. Zeltser                 Guys, question on your business mix. First off, the
                           company is increasingly prone in the direction of EMS now comprising the majority of your revenues. Can you talk about your plans for the business mix going forward?

V. Khilnani                Lee, the business mix between our two segments is
                           obviously going to change with this acquisition in the short and medium term. If you layer SMTEK revenues on top of ours and look back the last couple of quarters, our mix of EMS business will go from 50% of the company to approximately 60% of the company.
                           We already stated that the profitability of SMTEK is equal to or higher than our EMS business, so from a segment point of view, it will improve the profitability.

                           Overall, if you combine the two businesses with higher mix of EMS business, there may be a slight negative impact on the operating margin percent, but as you know, we had stated earlier that because of the less capital intensity of this business our return on assets numbers would not be affected adversely. Actually, it will improve with the numbers we have for SMTEK, so that is a positive.



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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 15



L. Zeltser                 To follow up on that, you mentioned in the short to
                           medium term it will be a little bit more than half of the revenue base. Directionally, is the company looking to build itself a larger presence in EMS than the component business, or is this kind of a temporary situation?

D. Schwanz                 We don't look at it that way that we're trying to
                           drive the EMS business to some certain percentage or the component sensors to a different percentage. We take the various markets that we serve with the products and the technology that we have and we pursue strategies intended to grow those pieces of the business profitably as rapidly as we can on a sustained basis. As you know from the things that we've said in the marketplace in the past, if you looked at the automotive market that we've served with our sensors and components, we're seeing extremely strong growth there and expect to continue to do that.

                           In the components markets, we've got some markets that are showing pretty rapid growth and some others that we have chosen to de-emphasize, so on aggregate that part of it is not growing quite as fast, but that doesn't say anything about our intent at all. You'll get slightly different growth factors, but there are clearly opportunities that we like in the sensors and components side of the business, as well as the EMS side of the business.

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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 16



                           That's why we've done this because we see it as a real attractive opportunity for the company.

L. Zeltser                 You mentioned some of the cost synergies, in
                           particular, give us a sense of those size of those synergies and how long it might take to achieve them.

V. Khilnani                Lee, they may be substantial, but at this point, we
                           are not spelling those out. There are some which are obvious that tempt at being a publicly traded company. Some of those costs are going to go away. We believe there are other opportunities, but at this point, we are not quantifying them.

L. Zeltser                 Are some of the assumptions already baked into your
                           accretion number, or is that basically not in the formula at this point?

V. Khilnani                Some very conservative assumptions have been baked
                           into our accretion assumptions. The other thing I would highlight is that included in the accretion for the first year we have also baked in certain assumptions for integration costs, which only will be there in the first year but will not be there beyond that, so those have also been baked into our numbers.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 17


L. Zeltser                 Presumably, it sounds like some of the cost synergy
                           assumptions are pretty conservative and there could be upside to that accretion number.

V. Khilnani                Beyond the first year there may be upside.

L. Zeltser                 Thanks very much.

Moderator                  Our next question comes from the line of Steven
                           Dayan. Please go ahead with your question.

S. Dayan I have a couple of questions concerning the transaction. The value of the deal is $14.30, 75% in cash and 25% in stock. Is that correct as I understand it?

V. Khilnani                That is correct, and you know that we have talked
                           about a collar around it, too.

S. Dayan Can you explain in detail the collar and how it works? Is it starting with today's pricing, tomorrow's pricing? How does that work, and exactly what are the collar points on the CTS stock?



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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 18



V. Khilnani                That is a good question. The final price will be
                           determined by starting from a base of $14.30, as we talked about, and then adjusting it within a collar of $14.20 on one end and $15 on the other. This adjustment is calculated by taking 25% of change in the average CTS stock price in the next 20 days from the average of the last 20 days. The last 20 days average we already know is $13.43. For example, if in the next 20 days the volume rated average price of CTS stock is up $1 to say $14.43 then 25% of that $1 change, or $0.25, will get added to the $14.30 base to arrive at the final price of $14.55.

S. Dayan                   When does that day start, tomorrow or today?

D. Schwanz                 Today.  One clarification is 20 trading days.

S. Dayan                   Then does it become a fixed ratio at that point?

V. Khilnani                At that time, the value gets determined and then we
                           would go 20 days prior to the closing and we will take the average price of CTS stock at that point, which will then determine the ratio.

S. Dayan Is there also going to be an election and a proration?


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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 19




V. Khilnani                Say some more.  What do you mean by that?

S. Dayan If someone wants to elect all stock or someone wants to elect all cash, is that a possibility?

V. Khilnani                No. It is predetermined at 75% cash and 25% in CTS
                           stocks.

S. Dayan Can you give a little bit better timeline on when you expect to close the deal?

V. Khilnani                We are estimating that to take place sometime in the
                           February timeframe next year.

S. Dayan                   What special approvals are required?

V. Khilnani                S-4. I don't believe there is any Hart-Scott
                           requirement, and shareholder approval from SMTEK shareholders.

S. Dayan                   Thank you very much.



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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 20




Moderator                  Our next question comes from the line of Kevin
                           Kessell. Please go ahead with your question.

K. Kessell                 On SMTEK's medical side, is it Class Two certified or
                           Class Three, or both?

D. Schwanz                 I think it is Class Three.

K. Kessell                 It is up to Class Three in ...?

D. Schwanz                 Yes.  I'm sorry.  I misspoke.  It is Class Two.

K. Kessell                 In terms of the biggest medical customer, it seemed
                           like a year ago that was Phillips at close to 17% of sales and then in the most recent fiscal year it was below 10%. How is the relationship with Phillips medical? Is it still strong because we were under the impression that they were consolidating their EMS supplier down dramatically?

D. Schwanz                 No, it is still strong. We are still doing the same
                           lines of business that we were before.



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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 21




K. Kessell                 Is that in MRI?  What products are you involved in?

V. Khilnani                Portable defibulators.

K. Kessell                 You guys had mentioned, Don, I think earlier that
                           you're going to be going to the major customers now and explaining to them the integration process. Had you gone to any of the major customers ahead of this deal being announced to get a feel for reaction?

D. Schwanz                 No.

K. Kessell                 What was the capacity utilization in the most recent
                           period?

D. Schwanz                 Domestically I would say it was approximately 40% to
                           50% maximum. Overseas, it was probably 90%. In fact, today or tomorrow we are having our opening ceremony on the expansion of our building in Thailand that will double its size and certainly increase our capacity there.

K. Kessell                 How large is Thailand? It seems like it was only 11%
                           or so of revenue.

D. Schwanz                 In terms of the square footage?



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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 22




K. Kessell                 In terms of square footage and SMT lines?

D. Schwanz                 In terms of square footage, it is approximately
                           44,000 square feet as of today.

K. Kessell                 That has doubled from 22,000 square feet or so. In
                           terms of SMT lines?

D. Schwanz                 In terms of SMT lines, by the early January timeframe
                           we'll be up to three lines.

K. Kessell                 If I heard correctly, it's qualified for medical. Is
                           that its predominant focus, or is it broader?

D. Schwanz                 It is broader than that. We also do industrial test
                           and controls out there as well as some telecom. In terms of the medical certification, the 1345 out there will not be accomplished for probably another couple of weeks to four weeks.

K. Kessell                 In terms of the industrial automation customers, I
                           think the largest one appears to be Haas. What are the other customers there because that is the biggest segment for SMTEK?


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                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 23





D. Schwanz                 Pentair Pool Products would be considered industrial
                           test and controls. I don't have a list in front of me.

K. Kessell                 Would Raytheon and those be in the defense aerospace?

D. Schwanz                 Yes, they would be security and defense. MicroLES
                           would also be industrial test and controls.

K. Kessell                 The other defense besides Raytheon, I don't know if I
                           heard Don mention any others in the beginning. Was it maybe L-3?

D. Schwanz                 We do L-3. We lump it together as a security and
                           defense. We do several different product lines for L-3, one of them in the cockpits of surveillance systems, as well as a security system in airport scanners.

K. Kessell                 On the components side, Don, do you see any cross
                           selling opportunities in terms of selling CTS components into some of SMTEK's existing customers?

D. Schwanz                 Certainly.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 24



K. Kessell                 Is there a particular end market that you think is
                           more attractive, or right now does it look like a broad opportunity? How would you define it?

D. Schwanz                 I don't think that there is an end market that
                           obviously jumps out at me from that standpoint.

K. Kessell                 Last question for Vinod, you mentioned purchase
                           prices in terms of cash will be about $49 million.
                           You don't plan to use a revolver even though you recently increased the revolver, I think, to $75 million. That would leave you guys with cash on the balance sheet of virtually only a few million dollars. What is the reason for not wanting to use the revolver at this point in time?

V. Khilnani                We, frankly, look at the revolver and our cash as
                           intermingled to some extent because we don't keep any cash. As soon as we have cash, we sweep it into the bank accounts. I look at my revolver capacity and cash in hand as really a joint pool of liquid assets for us.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 25




K. Kessell                 In terms of keeping cash on the balance sheet, you're
                           saying it's the same way. If you had a zero cash it wouldn't be concerning to you as long as the revolver was fully available for use.

V. Khilnani                That is correct.

K. Kessell                 Thank you very much.

Moderator                  Our next question comes from the line of John
                           Franzreb. Please go ahead with your question.

J. Franzreb                I just want to confirm, you said that capacity
                           utilization was 40% to 50% domestically for SMTEK?

D. Schwanz                 Yes.

J. Franzreb                Looking at the K, it looks like their industrial
                           instrumentation revenue is up nearly 45% from '03 to '04. Could you provide some color on what's driving that?

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 26




D. Schwanz                 Two-fold, we have landed some new business throughout
                           the year, as well as our established customer base has also increased orders. It really has been a two-fold positive event for us.

J. Franzreb                There is nothing particularly large that stands out
                           on that mix?

D. Schwanz                 No, not that hasn't already been mentioned.

J. Franzreb                Thank you.

Moderator                  Our next question comes from the line of Ron Vannuki.
                           Please go ahead with your question.

R. Vannuki                 From the standpoint of the SMTEK shareholders, is
                           there going to be a fairness opinion issued in connection with the pricing of this acquisition?

D. Schwanz                 Yes, there will be, and it was actually. That was
                           part of getting to where we got yesterday.

R. Vannuki                 Is there a breakup fee built into the definitive
                           agreement?

D. Schwanz                 Yes, there is.  It's 2% of the equity value.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 27



R. Vannuki                 One last question, Kirk, are the control shareholders
                           not given any election or proration the same as the rest of the shareholders?

K. Waldron                 All shareholders are treated equally the same.

R. Vannuki                 Thank you.

Moderator                  Our next question comes from the line of John
                           McManus. Please go ahead with your question.

J. McManus                 Could you tell us what kind of steps you've taken
                           there to lock in key management of SMTEK? Are there contracts involved there in locking this management in?

D. Schwanz                 We have employment agreements with them going
                           forward, yes.

J. McManus                 How long would they run?

D. Schwanz                 It varies.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 27



J. McManus                 Could you tell us what the capacity utilization is of
                           the CTS offshore plants?

D. Schwanz                 From the EMS business perspective, I assume that's
                           your question, the operation in Tangen is 40% to 50%.
                           We just finished an expansion over there, which added capacity. We had been at our capacity limit until we just added that. Singapore is 70%, that kind of range. The Scotland facility is more 40% to 50% range.

M                          Also New Hampshire.

J. McManus                 Is there any thought there in looking at synergies of
                           closing any plants?

D. Schwanz                 We have no plans to do that at this point. We looked
                           at the synergies from a geographic standpoint and a different way. We see a lot of opportunities to go capture new customers and to grow the business and believe that the complimentary capabilities will make it very attractive to customers. The idea is to fill them.

J. McManus                 Could you tell me which bankers were involved on both
                           sides of the transaction?

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 29




V. Khilnani                On the CTS side there were no bankers, per se,
                           involved. On the SMTEK side, Duff and Phelps and there was a small investment bank or investment consulting, TW Associates.

J. McManus                 Thank you.

Moderator                  Our next question comes from the line of Amy Yunker.
                           Please go ahead with your question.

A. Yunker                  Just a couple of quick questions for Kirk. First,
                           looking at the last couple of quarters, the gross margins have been somewhat volatile. Can you just help us understand what has been happening there? Is it more a function of seasonality, or is it inefficiencies resulting from the number of new programs you've won, or something else that is happening? What do you envision as a sustainable long-term goal?

K. Waldron                 What we have said before in the comments that we have
                           made about our gross margin has been that it is certainly subject more to a product mix to the extent that we have any one customer in a quarter. I wouldn't suggest it is seasonality as much as it is just product mix, but that we certainly

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 30




                           believe and we have continued to see double-digit gross margins. I think from June to September it went from approximately 13.5% or 14% down to about 12%. I think that on a stand-alone basis we could certainly expect to see some continued variance in that line but nothing dramatic in either direction.

A. Yunker                  You would think at least 12% going forward would be
                           reasonable, and possibly higher?

K. Waldron                 I didn't say that.

V. Khilnani                I don't think we should make any forward-looking
                           statements.

A. Yunker                  Can you tell us what the status is for getting the
                           sub-lease for your Poway, California facility? I think that has been vacant for a few months at this point.

K. Waldron                 We are in the final throes of finishing that off.
                           We've reached an agreement in principle, and quite frankly, if it hadn't been for the distraction the last couple of days, I think I could have brought that to

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 31




                           fruition. That is something I think we're going to have to turn our attention back to in the next day or two.

A. Yunker                  When does your lease expire on that facility?

K. Waldron                 A long time.  I don't know, five or six years out.

A. Yunker                  Thank you.

Moderator                  Our next question comes from the line of Steve
                           Gerbal. Please go ahead with your question.

S. Gerbal                  This is Steve Gerbal from Chicago Capital Management.
                           Is there going to be an opportunity for shareholders to elect between the cash and stock, or are you simply going to get 75% cash and 25% of your book?

V. Khilnani                I think it's fixed, that 75% cash and 25% CTS stock.

S. Gerbal                  There will be no election opportunity for
                           shareholders.

V. Khilnani                No.

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 32





S. Gerbal                  Thank you.

Moderator                  We have a follow up question from the line of Ron
                           Vannuki. Please go ahead with your question.

R. Vannuki                 When you mentioned the name of the bankers involved,
                           is there any possibility that TW Associates is an affiliate of the controlling shareholder of SMTEK?

K. Waldron                 No, completely unrelated.  It's just a coincidence.

R. Vannuki                 Thanks, Kirk.

Moderator                  There are no further questions at this time. Sir,
                           please go ahead.

D. Schwanz                 We'll end the conference call then. I thank all of
                           those that called in.

Moderator                  Ladies and gentlemen, this conference will be
                           available for replay today after 5:00 p.m. central time through November 24th. You may access the AT&T
                           Teleconference Replay System at any time by dialing
                           1-800-475-

                                                                 CTS CORPORATION
                                                       MODERATOR: VINOD KHILNANI
                                                NOVEMBER 17, 2004/12:30 P.M. CST
                                                                         PAGE 33



                           6701 and entering the access code 757237.
                           International participants dial 320-365-3844. That concludes our conference for today. Thank you for your participation and for using AT&T Executive Teleconference.


SECURITIES LAW LEGENDS

CTS Corporation intends to file with the Commission a registration statement on Form S-4 that will include a proxy statement and a prospectus and other relevant documents in connection with the proposed transaction. In addition, CTS Corporation will publish and make available to shareholders of SMTEK International, Inc. and file with the Commission, a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information on which to exclusively base their investment decision. Investors and security holders of SMTEK International, Inc. are urged to read the proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about CTS Corporation and SMTEK International, Inc. and the proposed transaction. Investors and security holders may obtain a free copy of these materials when they are available and other documents filed with the Commission at its Web site at www.sec.gov. Investors and security holders also may obtain a free copy of these materials when they are available and other documents filed with the Commission by directing a written request to CTS Corporation, 905 West Boulevard North, Elkhart, Indiana 46514, Attention: Corporate Secretary.

CTS Corporation and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the SMTEK International, Inc. stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses.